UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 12, 2020

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Newport Center Drive, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events.

Frequently Asked Questions

Reference is hereby made to the Current Report on Form 1-U filed by BRIX REIT, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 22, 2020 regarding the recently determined estimated per share net asset value (“NAV”) of the Company’s common stock of $0.32.

On June 12, 2020, the Company issued Frequently Asked Questions regarding how COVID-19 has impacted the Company’s NAV. A copy of the Frequently Asked Questions is attached hereto as Exhibit 15 and is incorporated herein solely for purposes of this Item 9 disclosure.

Exhibits

Exhibit No.	Description
15	Questions and Answers Related to How COVID-19 Has Impacted BRIX REIT, Inc.’s NAV

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: June 12, 2020